                             GAS SALES AGREEMENT



                                   between



                       PETROLEUM AUTHORITY OF THAILAND



                                     and



                                THAIPO LIMITED


                              THAI ROMO LIMITED


                          THE SOPHONPANICH CO., LTD.



                              NOVEMBER 7th, 1995




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                               TABLE OF CONTENTS

ARTICLE                                                                     PAGE

I           DEFINITIONS....................................................   4
II          SALE, PURCHASE AND RELATED MATTERS.............................   8
III         INITIAL FIELD RESERVES.........................................   9
IV          QUALITY........................................................  10
V           DELIVERY PRESSURE..............................................  12
VI          QUANTITIES.....................................................  14
VII         CONCESSIONAIRE'S RESERVATIONS..................................  20
VIII        PTT FACILITIES.................................................  21
IX          EXCHANGE OF INFORMATION........................................  22
X           DETERMINATION OF RESERVES......................................  23
XI          PRICE AND PRICE ADJUSTMENT.....................................  24
XII         BILLING AND PAYMENT............................................  28
XIII        MEASUREMENTS...................................................  31
XIV         POINT OF DELIVERY, PROPERTY AND RISK...........................  34
XV          DEFAULT........................................................  35
XVI         FORCE MAJEURE..................................................  37
XVII        PERIOD OF CONTRACT.............................................  39
XVIII       TERMINATION....................................................  40
XIX         ASSIGNMENT.....................................................  42
XX          EXPERTS........................................................  43
XXI         ARBITRATION....................................................  46
XXII        APPLICABLE LAW.................................................  48
XXIII       SUCCESSORS AND ASSIGNS.........................................  49
XXIV        CONCESSIONAIRE'S REPRESENTATIVE................................  50
XXV         NOTICES........................................................  51
XXVI        WAIVER.........................................................  53
XXVII       MARGINAL HEADINGS..............................................  54
XXVIII      ROYALTY IN KIND................................................  55
XXIX        ATTACHMENTS....................................................  56
XXX         RELATIONSHIP...................................................  57
XXXI        ENTIRE CONTRACT................................................  58


FIRST SCHEDULE         PART I     THE CONCESSION AREA.....................   60
                       PART II    G.S.A. AREA.............................   61
                       PART III   MAP OF CONCESSION AREA..................   62
SECOND SCHEDULE        QUALITY SPECIFICATIONS.............................   63
THIRD SCHEDULE         MEASUREMENT OF SALES GAS DELIVERED.................   64
FOURTH SCHEDULE        DELIVERY POINT.....................................   66
FIFTH SCHEDULE         PARENTAL GUARANTEES................................   67



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AN AGREEMENT made in Bangkok Metropolis in the Kingdom of Thailand this seventh day of November, B.E. 2538 (1995) between the PETROLEUM AUTHORITY OF THAILAND having its principal office at 555, Vibhavadi Rangsit Road, Bangkok 10900 (hereinafter called "PTT") represented by Mr. Pala Sookawesh of the first part, and Thaipo Limited, (hereinafter called THAIPO), a company duly incorporated and existing under the laws of Thailand and having its registered office at 19th Floor, B.B. Building, 54 Asoke Road, Sukhumvit 21, Bangkok 10110, represented by Mr. Radford Phillip Laney and Thai Romo Limited, (hereafter called THAI ROMO), a company duly incorporated and existing under the laws of Thailand and having its registered office at 19th Floor, B.B. Building, 54
Asoke Road, Sukhumvit 21, Bangkok 10110, represented by Mr. Patrick R. Rutherford, and The Sophonpanich Co., Ltd., (hereafter called SOPHONPANICH) a company duly incorporated and existing under the laws of Thailand and having its registered office at 61 Soi Watana, Nineteen, Sukhumvit Road, Bangkok
10110, represented by Mr. Chote Sophonpanich, (hereinafter all collectively called "Concessionaire") of the second part.

WHEREAS

(A) On the first (1st) day of August, 1991, the Minister of Industry awarded Petroleum Concession No. 1/2534/36, and on the sixth (6th) day of March, 1992 the Supplementary Petroleum Concession No. 1 to Petroleum Concession No. 1/2534/36;

(B) There has been established the Petroleum Authority of Thailand, a Government Authority, to operate petroleum business;

(C) At the date of this Agreement thirteen (13) wells have been drilled within the G.S.A. Area described in the First Schedule Part II and Natural Gas has been discovered as a result of such drilling activities; and

(D) The Concessionaire is willing to sell and PTT is willing to buy the said Natural Gas from the G.S.A. Area and subject to the terms and conditions hereinafter appearing;

NOW IT IS HEREBY AGREED as follows:



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ARTICLE I           DEFINITIONS



In this Agreement, reference to Articles and Clauses shall be reference to Articles and Clauses of this Agreement and words indicating the singular may also include the plural and vice versa as the context requires and unless otherwise indicated the following words and expressions in this Agreement, including the foregoing recitals, shall have the meanings set forth below:

     1.1 "Annual Contract Quantity" (ACQ) shall have the meaning set forth in Article VI.

     1.2 "BTU" means one (1) British Thermal Unit which is further defined as the amount of heat required to raise the temperature of one
              (1) avoirdupois pound of pure water from fifty-eight and one-half (58.5) degrees Fahrenheit to fifty-nine and one-half (59.5) degrees Fahrenheit at a standard pressure of fourteen decimal seven three (14.73) pounds per square inch absolute.

     1.3 "Bank of Thailand Average Loan Rate" means, on any day, the rate per annum of interest at which the Bank of Thailand on that day lends (or is prepared to lend) Baht to the commercial banks in Thailand (announced by the Bank of Thailand as the Loan Window
              Rate) or, if a second tier rate is also announced, the unweighted arithmetic average interest rate calculated by adding together the first and second tier rates and then dividing the sum of the rates by two.

     1.4      "Carry-Forward Gas" shall have the meaning set forth in
              Article VI.

     1.5 "Concession Agreement" means, collectively, the Petroleum Concession Agreement No. 1/2534/36, dated August 1, 1991, covering block B8/32 offshore Thailand, awarded by the Ministry of Industry to Maersk Oil (Thailand) Ltd., Thaipo, Limited and Thai Romo, Limited, and Supplementary Petroleum Concession No. 1 to Petroleum Concession No. 1/2534/36, dated March 6, 1992, whereby The Sophonpanich Co., Ltd. entered into Petroleum Concession No. 1/2534/36.

     1.6 "Concession Area" means the area which is described by its co-ordinates in the First Schedule, Part I and which, for illustrative purposes, is shown by a map in the First Schedule,
              Part III, as may exist from time to time after required relinquishments.

     1.7 "Concessionaire" shall have the meaning set forth in the recitals.

     1.8      "Concessionaire's Equipment" shall have the meaning set forth in
              Article XIII.

     1.9      "Contract Delivery Pressure" shall have the meaning set forth in
              Article V.

     1.10 "Contract Period" means the period from the Contractual Delivery Date to the date on which this Agreement shall be terminated by any of the means herein provided

     1.11 "Contract Year" means a period beginning at six (6) o'clock a.m. on the first day of October in any year after the First Contract Year during the continuance of this Agreement and

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              ending at six (6) o'clock a.m. on the first day of October in the following year or at termination according to Article XVIII.

     1.12 "Contractual Delivery Capacity" shall have the meaning set forth in Article VI.

     1.13 "Contractual Delivery Date" (CDD) and "Date of Commencement of Delivery" (DCD) shall have the meanings set forth in Article VI.

     1.14 "Cubic Foot" when applied to Sales Gas means the volume of Sales Gas being saturated with water vapour which occupies one (1) cubic foot of space measured at fourteen decimal seven three (14.73) pounds per square inch absolute pressure at a temperature of sixty (60) degrees Fahrenheit.

     1.15     "Current Price" shall have the meaning set forth in Article XI.

     1.16 "Daily Contract Quantity" (DCQ) shall have the meaning set forth in Article VI.

     1.17     "Day" means a period of twenty four (24) hours beginning at six
              (6) o'clock a.m. on each day and ending at six (6) o'clock a.m. on the following day.

     1.18     "Debit Year" shall have the meaning set forth in Article VI.

     1.19     "Delivery Point" shall have the meaning set forth in Article XIV.

     1.20 "Effective Date" shall be the date of execution of this Agreement by the parties.

     1.21 "Facilities" shall mean only those facilities installed by PTT necessary to receive Sales Gas at the Delivery Point and to transport such gas to PTT's second main pipeline connecting Erawan to Rayong, together with any communication equipment installed by PTT on Concessionaire's Floating Petroleum Storage and Offloading System (FPSO). PTT shall inform Concessionaire of the cost of such Facilities at the CDD.

     1.22 "Field Reserves" means at any time the estimated total quantity of Proved and Probable Natural Gas in the Reservoir on the date of the last determination of reserves made in accordance with
              Article III or Article X which may be economically and reasonably recovered by prudent oil and gas industry practices plus the total quantity of Natural Gas therefore taken from the Reservoir.

     1.23 "First Contract Year" means the period immediately following the end of the Run In Period and ending at six (6) o'clock a.m. on the following first day of October.

     1.24 "Foot" means zero decimal three zero four eight (0.3048) metres as defined by the eleventh Conference Generale des Poids et Mesures at Paris, France in 1960.

     1.25 "G.S.A. Area" means that part of the Concession Area described by its co-ordinates in the First Schedule, Part II and dedicated to the service of this Gas Sales Agreement.


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     1.26     "Gross Calorific Value" means that number of BTUs produced by the complete combustion at a constant pressure of thirty (30) inches of mercury at thirty two (32) degrees Fahrenheit and under standard gravitational force (acceleration thirty two decimal one seven four (32.174) feet per second per second) of one (1) cubic foot of the Sales Gas at sixty (60) degrees Fahrenheit with excess air at the same temperature and pressure as the Sales
              Gas when the products of combustion are cooled to sixty (60) degrees Fahrenheit and when the water formed by combustion is condensed to the liquid state and the products of combustion contain the same total mass of water vapour as the Sales Gas and air before combustion.

     1.27 "Inch Water Gauge" means that differential pressure equal to zero decimal zero three six one two seven three (0.0361273) pounds force per square inch.

     1.28 "Minister" means the Minister of Industry who takes charge and control for the execution of the Petroleum Act or any Minister as may be designed from time to time under the law of Thailand.

     1.29 "Month" means a period beginning at six (6) o'clock a.m. on the first day of any calendar month and ending at six (6) o'clock a.m. on the first day of the following calendar month.

     1.30 "Natural Gas" shall have the meaning as defined at the Effective Date in the Petroleum Act B.E. 2514 but shall also include "By-products" as defined at the Effective Date in the said Act.

     1.31 "Net Annual Contract Quantity" (Net ACQ) shall have the meaning set forth in Article VI.

     1.32     "Operator" shall have the meaning set forth in Article XXIV.

     1.33     "PSIA" means pounds per square inch absolute.

     1.34     "PSIG" means pounds per square inch gauge.

     1.35 "Probable Natural Gas reserves" means the estimated additional quantities of Natural Gas in the Reservoir, beyond those defined as Proved Natural Gas reserves, which from time to time geological and engineering data indicate to have a fair to good probability of being recovered in future years from already discovered deposits with price movements consistent with Article XI and forecast investment and operating costs. For the purpose of this definition there is a fifty (50) per cent chance that the actual quantity will be more than the amount estimated as Proved Natural Gas plus Probable Natural Gas reserves and a fifty (50) per cent chance that it will be less.

     1.36 "Proved Natural Gas reserves" means the estimated quantities of Natural Gas which from time to time geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from the Reservoir under existing economic and operating conditions, that is prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by this Agreement. For the purpose of this definition there is a ninety (90) per cent chance that the actual quantity will

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              be more than the amount estimated as Proved reserves and a ten
              (10) per cent chance that it will be less.

     1.37 "Reasonable and Prudent Operator" when used to describe the standard of care to be exercised by a party in performing its obligations hereunder means the degree of diligence and prudence and foresight reasonably and ordinarily exercised by experienced operators engaged in the same line of business under the same or similar circumstances and conditions and when used to determine the action that would be required of a party to this Agreement means the action an experienced commercial operator engaged in the same line of business under the same or similar circumstances and conditions would take in the exercise of such due diligence, prudence and foresight.

     1.38 "Reservoir" means the stratigraphic interval or intervals underlying the areas described in the First Schedule Part 11 hereto in which Natural Gas was encountered or which forecasts predict Natural Gas to be contained herein, including all other parts of the same stratigraphic interval associated with the geological feature, be it stratigraphic or structural and located within the G.S.A. Area, in which there is estimated to be Natural Gas, whether or not in communication with the Natural Gas encountered in a test well or wells on that geological feature.

     1.39     "Run-In Period" shall have the meaning set forth in Article VI.

     1.40 "Sales Gas" means Natural Gas delivered to PTT in accordance with the provisions of this Agreement.

     1.41     "Shortfall" shall have the meaning set forth in Article XV.

     1.42 "Specific Gravity" means the weight of a volume of dry Sales Gas divided by the weight expressed in the same units of an equal volume of dry carbon dioxide free air both gases being at sixty
              (60) degrees Fahrenheit and an absolute pressure of thirty (30) inches of mercury at thirty-two (32) degrees Fahrenheit and under standard gravitational force (acceleration thirty-two decimal one seven four (32.174) feet per second per second).

     1.43 "Time and "Calendar": any reference to time shall be construed as whatever time shall be in force in Bangkok, Thailand and any reference to calendar shall be construed as the Gregorian Calendar.

     1.44 "Week" means a period of seven (7) days beginning at six (6) o'clock a.m. on Sunday and ending at six (6) o'clock a.m. on the following Sunday.

     1.45 "Year" means a period of twelve (1 2) months beginning at six (6) o'clock a.m. on any day of any calendar year and ending at six
              (6) o'clock a.m. on the same day in the following calendar year.



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     ARTICLE 11         SALE, PURCHASE AND RELATED MATTERS



     2.1 Subject to the provisions of Clauses 7.2 and 7.3 and unless excused under other provisions of this Agreement the Concessionaire shall deliver and sell and PTT shall accept and purchase all of the Sales Gas within the Field Reserves in the manner and on the terms and conditions hereinafter set out in this Agreement.

     2.2 The Concessionaire agrees to indemnify PTT and save it harmless from all suits, actions, debts, accounts, damages, costs, losses, liabilities and expenses arising from or out of claims of any or all persons to Sales Gas delivered to PTT hereunder or to royalties, taxes or other charges thereon, which attach before the title passes to PTT or which adverse claim of any character whatsoever being asserted in respect of any Sales Gas, including a material defect in the Concessionaire's title, PTT may retain, as security for the performance of the Concessionaire's obligations with respect to such claim under this Clause, the purchase price thereof up to the amount of such claim until such claim has been finally determined or until the Concessionaire shall have furnished a bond or other form of security acceptable to PTT, conditioned for the protection of PTT with respect to such claim. PTT shall invest, as trustees, any monies withheld as security at the best terms available to PTT at a commercial bank in Bangkok, and interest earned thereon shall follow the determination of who is entitled to the monies withheld less any costs and expenses incurred by PTT in connection therewith.

     2.3 Except as otherwise provided in this Agreement the parties shall, so long as this Agreement remains in force, maintain any permit, agreement or other authorization, or cause to be maintained any permit or other authorization, which is or are necessary to enable each to fulfil all of its obligations under this Agreement.

     2.4 The Concessionaire shall be jointly and severally liable under the Agreement.




                                      8
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     ARTICLE III                 INITIAL FIELD RESERVES



     The Field Reserves are initially agreed to be three hundred (300) billion Cubic Feet of Natural Gas.




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     ARTICLE IV                QUALITY



     4.1 Sales Gas delivered under this Agreement shall, at the Delivery Point, be in accordance with the specifications set out in the Second Schedule to this Agreement.

     4.2 If at any time or from time to time during the Contract Period, the Sales Gas offered for delivery hereunder shall fail to conform to the relevant specification set out in the Second
              Schedule:

              (i) PTT may accept delivery of the Sales Gas in whole or in part (notwithstanding the failure to conform to the specifications set out in the Second Schedule) and, in the event that PTT accepts delivery, the Concessionaire shall compensate PTT for all reasonable and justifiable expenses of a temporary nature which PTT has incurred incidental to the acceptance of such Sales Gas and all reasonable and justifiable costs incurred by PTT in the course of any temporary measures which PTT may take to restore the Sales Gas to the specifications set out in the Second Schedule or such lesser standard as PTT may determine. The Concessionaire's liability under this Clause 4.2 (i) in any Month shall not exceed the value of a volume of Sales Gas equal to ten (10) times the DCO then in force at the Current Price, payable for the Month in which the deficiency occurs. Sales Gas taken under this Clause 4.2 (i) shall be paid for at the Current Price, or

              (ii) PTT may refuse to accept delivery of the Sales Gas in whole or in part until the deficiency has been remedied and to the extent of such refusal, PTT's rights and remedies in respect of such quality deficient gas so refused shall be as set forth in Article XV.



     4.3 The Concessionaire shall, as soon as possible after any such failure in quality, inform PTT of the cause of the failure and give an estimate of the probable duration of the failure.

     4.4 Within thirty (30) days after any failure in quality pursuant to Clause 4.2 the Concessionaire may propose to carry out the operations necessary to remedy the deficiency in quality within a period of not more than one hundred and eighty (180) days, or such longer period as may be required for a Reasonable and Prudent Operator, and, in such event, during the period mentioned in such notice for as long as the Concessionaire is actively and diligently carrying out the said operations during such period, PTT shall not itself be entitled to carry out any remedial operations of a permanent nature but may either refuse or accept delivery of Sales Gas as a provided in Clause 4.2.





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     4.5      If the Concessionaire shall not have served a notice within the period stated in Clause 4.4 or (having served a notice) shall have ceased to carry out the operations actively and diligently, then PTT may itself carry out such operations as may reasonably be required to remedy the deficiency in quality. After completion of the operations PTT may recover from the Concessionaire the reasonable cost of such operations, with interest thereon at the rate set forth in Clause 12.7, by reducing the price to be paid for Sales Gas to be delivered thereafter by twenty five (25) per cent until the reduction has permitted recovery of such cost and interest but such recovery (net of interest) shall not exceed the value of an amount of Sales Gas equal to thirty (30) times the DCO in force at the Current Price, for the Month in which PTT commenced such operations.

     4.6 During any period in which PTT is carrying out any remedial operations in accordance with Clause 4.5, it may either refuse or accept delivery of Sales Gas as provided in Clause 4.2.

     4.7 Should the parties fail to reach an agreement within a period of thirty (30) days, any difference between the parties which may arise in respect of the quality of the Sales Gas or the cost incurred to remedy any deficiency therein or in connection with the execution of any remedial operations or otherwise under this Article shall (at the request of either party) be referred to an expert to be appointed pursuant to Article XX.



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     ARTICLE V    DELIVERY PRESSURE

     5.1 Sales Gas to be delivered under this Agreement shall be delivered at the Delivery Point at such pressure (hereinafter called the "Contract Delivery Pressure") necessary to meet PTT`s notification pursuant to this Agreement, taking into account the PTT back pressure at the Delivery Point at the time of delivery. The Contract Delivery Pressure shall be not greater than 1,750 PSIG unless the total throughput in the PTT's parallel pipeline including the Sales Gas exceed 900 million Cubic Feet per Day, then the Contract Delivery Pressure shall be increased accordingly at the sole risk and expense of the Concessionaire, but shall not exceed 1,870 PSIG, except as otherwise agreed by both parties.

     5.2 If at any time or from time to time the Sales Gas offered for delivery hereunder is not at the Contract Delivery Pressure:

              (i) PTT may accept delivery of the Sales Gas in whole or in part (notwithstanding it was not at Contract Delivery Pressure) and, in the event that PTT in its sole judgement accepts delivery, the Concessionaire shall compensate PTT for all reasonable and justifiable costs incurred incidental to the acceptance of such Sales Gas and all reasonable and justifiable costs incurred by PTT in the course of any temporary measures which PTT may take to restore the Sales Gas to the required pressure. The Concessionaire's liability under this Clause 5.2 in any Month shall not exceed the value of a volume of Sales Gas equal to ten (10) times the DCQ in force at the Current Price. Sales Gas taken under this Clause
                       5.2 shall be paid for at the Current Price, or

              (ii) PTT may refuse to accept delivery of the Sales Gas in whole or in part and to the extent of such refusal, PTT's rights and remedie in respect of such pressure deficient gas shall be as set forth in Article XV.

     5.3 The Concessionaire shall as soon as possible after any such failure in Contract Delivery Pressure inform PTT of the cause of the failure and give an estimate of the time needed to remedy the failure.

     5.4 Within thirty (30) Days after any failure in Contract Delivery Pressure, the Concessionaire may give notice to PTT that the Concessionaire proposes to carry out the operations necessary to remedy such failure within a period of not more than one hundred and eighty (180) Days, or such longer period as may be essential for a Reasonable and Prudent Operator, and in such event, during the period mentioned in such notice, or for so long as the Concessionaire is actively and diligently carrying out the said operations, PTT shall not itself be entitled to carry out any remedial operations of a permanent nature but may either refuse or accept delivery of Sales Gas in the manner set out in Clause 5.2.

     5.5 If the Concessionaire shall not have served a notice within the period stated in Clause 5.4 or (having served a notice) shall have ceased to carry out the operations actively and diligently, PTT may itself carry out such operations as may reasonably be required to remedy the deficiency in 'Contract Delivery Pressure. After completion of the operations PTT may recover from the Concessionaire the reasonable cost of such operations, with interest thereon at the rate set forth in Clause 12.7, by reducing the price to be paid for Sales Gas to be delivered thereafter by twenty five (25) per cent until the reduction has permitted recovery of such cost and interest but such recovery (net of interest) shall not exceed the value of an amount of Sales Gas equal to twenty five (25) times the DCQ in force at the Current Price when PTT commenced such operations.

     5.6 During any period in which PTT is carrying out any remedial operations in accordance with Clause 5.5, it may either refuse or accept delivery of Sales Gas in the manner set out in Clause 5.2.

     5.7 Should the parties fail to reach agreement within a period of thirty (30) Days, any difference between the parties which may arise in respect of the Contract Delivery Pressure of the Sales Gas or the cost incurred to remedy any deficiency therein or in connection with the execution of any remedial operations or otherwise under this Article shall (at the request of either party) be referred to an expert to be appointed pursuant to
              Article XX





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
     ARTICLE VI          QUANTITIES

     6.1 The Concessionaire shall after the Effective Date, at its own expense, diligently proceed to provide and maintain facilities to enable it, on and after the Contractual Delivery Date, to produce and deliver a peak capacity (hereinafter called "the Contractual Delivery Capacity") at the rate or rates calculated as hereinafter provided.

     6.2 Subject always to Article XVI the Date of Commencement of Delivery (DCD) shall be on January 1, 1997. The Parties will however inform, at regular intervals, each other of the progress and status of the construction of their respective facilities. If it is agreed that the DCD can take place before the above referred date the parties shall undertake to bring forward the DCD to a date which is mutually acceptable and in that case the other provisions of the Agreement will apply mutatis mutandis.

              Any deferment of the DCD due to an event constituting Force Majeure in accordance with Article XVI shall be limited to the number of Days and part Days actually lost in consequence of the occurrence of such event.

     6.3      A Run-in Period shall follow the Date of Commencement of Delivery
              (DCD) and such Run-In Period shall terminate at the earlier of the completion of the seventy two (72) hour test or three (3) Months. The first Day following the Run-In Period shall be referred to as the Contractual Delivery Date (CDD). The Run-In Period shall be for the purpose of proving the facilities required for the performance of the initial obligations of both the Concessionaire and PTT and during such Run-in Period both the Concessionaire and PTT shall use reasonable endeavours respectively to deliver and take Sales Gas.

              (i) The Concessionaire shall, during the Run-In Period, complete a test of seventy-two (72) consecutive hours during which PTT shall nominate the rate of delivery in accordance with Clause 6.12 and the Concessionaire shall offer continuously to PTT
                       Sales Gas of a quality and at a pressure consistent with the PTT nomination. If the Concessionaire is unable, for whatever reason other than PTT's inability to take, to complete the continuous seventy-two (72) hour period, the test shall be restarted.

                       If within the seventy-two (72) hour test period PTT, for whatever reason, is unable to take Sales Gas, the test shall be re-started at the end of the interruption, but only for the number of hours necessary to make up the total period of seventy-two (72) hours.

                       During the Run-In Period, Sales Gas shall be paid for at a price of seventy five (75) per cent of Current
                       Price as calculated.

              (ii) If by the Day preceding the end of the Run-in Period the seventy two (72) hour test has not been completed, for any reason other than Force Majeure, then:

                       a)     if such non-completion is due to the
                              Concessionaire's inability to deliver, PTT shall have the right to notify the Concessionaire that the test is deemed completed for all purposes of this Agreement, and that from the




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
                              Day following the receipt of such notice, the provisions of this Agreement following the Contractual Delivery Date shall apply; or

                       b) if such non-completion is due to PTT's inability to take, the Concessionaire shall have the right to notify PTT that the test is deemed completed for all purposes of this Agreement, and that from the Day following the receipt of such notice the provisions of this Agreement following the Contractual Delivery Date shall apply.


     6.4 For the First Contract Year and for each Contract Year, there shall be determined, in the manner herein provided, a daily rate for delivery of Sales Gas in that Year, which shall be expressed as a quantity of Sales Gas in Cubic Feet and shall hereinafter be called the "Daily Contract Quantity" (DCQ).

     6.5 That amount of Sales Gas equivalent to the sum of the DCOs in effect on each Day for the First Contract Year and for each Contract Year shall hereinafter be called the "Annual Contract Quantity" (ACQ).

     6.6      (i)     The DCQ for the First Contract Year shall be seventy five
                      (75) million Cubic Feet, and for the Second Contract
                      Year following the Contractual Delivery Date the DCQ shall be eighty five (85) million Cubic Feet.

              (ii) The DCO for the third Contract Year and subsequent Contract Years shall be determined by dividing the Field Reserves as determined or last redetermined by six thousand (6000).

              (iii) If under Clause 6.6 (ii) above, the resulting DCO should increase to a level greater than one hundred twenty five
                      (125) million Cubic Feet, the parties shall meet together in an effort to reach agreement on an increase in the DCQ.

              (iv) In the event the DCQ as determined under Clause 6.6 (ii) or Clause 6.6 (iii) above result in an increase in the DCQ, such increase shall become effective on the date of commencement of the following Contract Year, provided that, if an investment on the part of the Concessionaire is required in order to meet the increased DCQ, the increase DCQ shall become effect upon the date of commencement of the following Contract Year, or upon the date of the completion of the work enabling the Concessionaire to meet the increased DCQ, whichever is later.

              (v) In the event new fields or areas in the Concession Area are determined to contain additional Natural Gas reserves the Parties shall review the information and seek to agree on the inclusion of such Natural Gas reserves under this Agreement.

     6.7 During the First Contract Year and in each Contract Year, PTT shall purchase not less than the net Annual Contract Quantity (Net ACQ), which quantity shall be the ACO reduced by:

              (i) Any Sales Gas properly notified for delivery on any Day which the Concessionaire has for any reason, other than the failure of PTT to accept, not delivered; and

              (ii) Any Sales Gas properly notified for delivery on any Day which PTT has been prevented by Force Majeure from accepting.

     6.8 If in each Contract Year PTT has not taken at least the Net ACO, PTT shall pay (in the manner set forth in Article X11) the arithmetic average of the Current Price applicable in the relevant Contract Year for a quantity equal to the difference between the Net ACO and the quantity actually taken, provided that:

              (i)     If in the First Contract Year or in any Contract Year
                      PTT has taken and paid for Sales Gas (other than Sales Gas taken in accordance with Clause 6.14) in excess of the Net ACO for that Contract Year (such excess gas hereinafter being called "Carry-Forward Gas"), then such Carry-Forward Gas shall be offset against the obligation of PTT in any subsequent Contract Year, under this Clause 6.8, to pay for Sales Gas not taken; and

              (ii) The application of such offset by Carry-Forward Gas shall in any Contract Year be limited to twenty (20) per cent of the Net ACQ for that Contract Year; and

              (iii) The balance (if any) of Carry-Forward Gas not so used shall be carried forward for offset in subsequent Contract Years, provided, however, that Carry-Forward Gas shall only be used to offset PTT's obligations in the five (5) Contract years following the First Contract Year or the Contract Year in which the offset was earned.

     6.9 When in accordance with Clause 6.8 PTT has paid for a quantity of Sales Gas not taken in the First Contract Year or in any Contract Year (hereinafter called "the Debit Year"), PTT shall, after PTT has taken the Net ACQ for that Contract Year, in any or all of the subsequent Contract Years take free of charge, a quantity of Sales Gas equal to that paid for but not taken in respect of the Debit Year of Years adjusted to reflect any differences in the BTU content of the Sales Gas paid for in the Debit Year (based on the average Gross Calorific Value for the said Debit Year) and the Sales Gas actually taken.

              Provided that this Clause shall not oblige the Concessionaire to deliver Sale Gas on any Day in excess of the Contractual Delivery Capacity.

     6.10 Throughout the Contract Period the Concessionaire shall maintain a Contractual Delivery Capacity of one hundred and fifteen (115) per cent of the DCQ, and PTT may require delivery up to that maximum rate at any time, notwithstanding that the aggregate of such daily requirements in the First Contract Year or any one Contract year may exceed the ACQ.

     6.11 If at any time, or from time to time, during the Contract Period, but not before sixty five (65) per cent of the Field Reserves as last determined or redetermined has been produced (but excluding gas, if any, which has been reinjected into the Reservoir) under this Agreement, the Concessionaire expects that in order to maintain the DCO (with the associated Contractual Delivery Capacity) last established in accordance with Clause 6.6 it would be necessary for the Concessionaire to incur additional expenditure for facilities required to maintain such DCQ and associated Contractual Delivery Capacity in excess of that which a

              Reasonable and Prudent Operator would make, then the Concessionaire may serve upon PTT notice of a decrease in DCQ, to be effective after the expiration of twelve (12) months from the date of the service of the said notice.

              The Concessionaire's notice shall specify the decreased DCQ which shall not be less than that which a Reasonable and Prudent Operator could maintain without making such additional expenditure, and shall be supported by adequate information and raw data (if any) not previously given to PTT.

              If within sixty (60) days following the receipt of a notice under this Clause 6.11 PTT has informed the Concessionaire that it considers the DCO which a Reasonable and Prudent Operator could maintain without making such additional expenditure as aforesaid is greater than the DCO specified in the notice, or that a Reasonable and Prudent Operator would make such additional expenditure, then PTT and the Concessionaire shall meet to discuss the matter and shall endeavour, in good faith, to reach a solution within sixty (60) Days. If, at the end of such sixty
              (60) Days, the parties have not agreed on the issue, then either party may require the matter to be submitted for determination to an expert to be appointed in accordance with Article XX. The expert shall be given access to all material data including raw data available to the Concessionaire. In determining such issue, the expert shall use the Field Reserves decided upon in accordance with Article X. The award of the expert shall be effective twelve (12) Months from the date of the Concessionaire's notice, provided that, if the award of the expert requires the Concessionaire to make a substantial investment in additional platforms and/or facilities, the award shall be effective on the completion of the work necessary to meet the award or twelve (12) Months from the date of the Concessionaire's notice, whichever is the later.

     6.12 Not later than ten (10) a.m. each Friday, PTT shall notify the Concessionaire of the rate of delivery required at the Delivery Point for each Day of the following Week, being a rate which, if sustained throughout the Day, will provide no more than the applicable Contractual Delivery Capacity and no less than fifty
              (50) per cent of the applicable DCQ and, so far as is reasonably practicable, the Concessionaire shall deliver and PTT shall receive at a rate as consistent as possible throughout the Day, with due consideration for the normal fluctuations caused by demand variations and operational control of facilities. PTT may at any time before or during any Day call for the rate of delivery previously notified to be varied to any extent within the limits set out in Clause 6.10 and this Clause 6.12, and the Concessionaire shall use reasonable endeavours to comply with such request, provided that:

              (i) Any request for a change of less than ten (10) per cent shall be complied with within two (2) hours.

              (ii) Any request for a change of ten (10) per cent or greater, but less than twenty-five (25) per cent, shall be complied with within six (6) hours.

              (iii) Any request for a change of twenty-five (25) per cent or greater shall be complied with within twelve (12) hours.

     6.13 If for any reason other than PTT's failure to accept, the Concessionaire curtails deliveries below the quantities properly notified for delivery by PTT within the prevailing Contractual Delivery Capacity, PTT shall be deemed, until such curtailment ceases, to have nominated as hereinafter provided:

              (a) According to the weekly programme in force, from the start of the curtailment until the end of the programme for the Week in which the said curtailment started, and

              (b) At the level of the prevailing DCO in respect of the period of curtailment, if any, which extends beyond the weekly programme referenced in Clause 6.12,

              Provided that, if at the end of the referenced weekly programme the total volume of Sales Gas taken by PTT during that Contract Year is less than that which PTT should on average have taken at that date, then PTT may continue, until such deficiency has been made good to notify up to the maximum level permitted in accordance with Clause 6.12 and, once made good, at a level of the current DCO until the end of the period of curtailment.

     6.14 At the request of PTT, the Concessionaire shall deliver Sales Gas at a rate exceeding the limits in Clause 6.10 if it is reasonably able so to do, provided that the Concessionaire in no event shall be required to install additional facilities nor to upgrade existing facilities to enable it to deliver Sales Gas at such a rate.

     6.15 For the purpose of this Agreement the quantity properly notified for delivery on any Day shall be that quantity which would be tendered for delivery if the delivery rate or rates required by PTT had been sustained throughout the number of hours for which it was or they were required to be effective.

              Provided that if PTT, in accordance with Clause 6.14, has in fact called for a rate exceeding the applicable Contractual Delivery Capacity the quantity properly notified shall be calculated as if the rate called for had been that of the applicable Contractual Delivery Capacity.

     6.16 After any event which causes a cessation of deliveries of Sales Gas, then for a period of twelve (12) hours following the start-up of deliveries, the Concessionaire, while using reasonable endeavours to meet nominations, shall be relieved solely from the consequences of shortfall for any failure to deliver the nominated amounts in full.

     6.17 If at any time or from time to time after the fifth anniversary of the Contractual Delivery Date the Concessionaire establishes in accordance with Article X the Field Reserves are inadequate to meet a DCQ of eighty five (85) million Cubic Feet at a depletion rate of one to six thousand (1:6000), or that he may be in default due to lack of Contractual Delivery Capacity then the Concessionaire may supply at the Delivery Point (or some other agreed point of delivery) Sales Gas available from the Concession Area ("Supplementary Gas") to the extent of any such deficiency

              Provided that the Sales Gas so supplied

              (i) is delivered in accordance with the terms and conditions of this Agreement; and

              (ii) Concessionaire's interest in such Natural Gas is not already committed under a separate agreement for the sale of Natural Gas.

              In the event that the Concessionaire invokes this right to supply Supplementary Gas it shall serve upon PTT a notice to be effective after the expiration of six (6) Months from the receipt by PTT of the notice. The notice shall give details of an area to be dedicated to this Agreement, which shall be so determined that when added to the area described in the First Schedule, Part II, the depletion rate of the Field Reserves in the combined area is not greater than one to six thousand (1:6000). The said area shall be added to the First Schedule,
              Part II, to become part of the G.S.A. Area.

     6.18 For the purpose of managed maintenance, the Concessionaire shall be entitled to give notice to PTT and PTT shall be entitled to give notice to the Concessionaire to reduce, for limited periods, the DCQ to less than the DCQ prevailing prior to the maintenance period, subject to the following conditions:

              (i) This entitlement is solely in respect of preventative maintenance.

              (ii) The frequency shall be not more than three times in any calendar year and the aggregate period shall not exceed ten (10) Days.

              (iii) The notification period shall be twelve (12) Months, or such lesser period as may be agreed between the Concessionaire and PTT, on each occasion.

              (iv) Each notice shall give the proposed period of maintenance and the level of DCQ which is to prevail during the period of maintenance. Such level of DCO shall be not less than fifty percent (50%) of the DCQ prevailing prior to the maintenance period for that period of that Contract Year.

              (v) Up to not later than six (6) Months prior to the notified date of commencement of such maintenance, either party may require the other to make such timing adjustments to the maintenance period as may be reasonably requested but such right shall not be used to the detriment of preventative maintenance which is in accordance with good oil and gas industry practice.

              (vi) The reduced DCQ modified under this Clause 6.18 shall apply for all purposes of this Contract for each Day or part Day during which maintenance is taking place.

                       The Concessionaire and PTT shall exercise their best efforts in order to have their respective maintenance periods coincide.

     ARTICLE VII        CONCESSIONAIRE'S RESERVATIONS

     The following rights are reserved to the Concessionaire:

     7.1 Without prejudice to the nature and extent of the obligations of the Concessionaire under this Agreement the right to decide the manner in which it shall conduct its physical operations. The Concessionaire shall give preference to domestic goods, works and services, always provided that the goods, works and services are of appropriate specifications from a technical and safety point of view and equivalent in price, quantity and availability.

     7.2 The right to use Natural Gas produced by the Concessionaire from the Reservoir for any of the following purposes:

              (i) For the operation of the Concessionaire's field facilities, process facilities and other miscellaneous uses relating to production from the Reservoir and the delivery of Sales Gas;

              (ii) For gas lift operation, repressuring, pressure maintenance or cycling operations within the Reservoir;

              (iii) For the use in satisfying any of the Concessionaire's obligations under the terms and conditions of the Concession Agreement and this Agreement.

     7.3 The right to process the Natural Gas recovered before delivery to PTT for the removal of any constituents other than methane, ethane, propane and butane (except such minimum amounts as would necessarily be removed in the recovery of such constituents). Such removed constituents shall not be a part of this Agreement.

     ARTICLE VIll          PTT FACILITIES

     PTT shall, within the timed programme for the sale and delivery of Sales Gas in accordance with this Agreement, diligently proceed to provide, install and maintain at its own expense such facilities as may be necessary to enable PTT to transmit and dispose of the Sales Gas from the commencement of the Run-In Period provided in Clause 6.3 and on and after the Contractual Delivery Date at the rate or rates determined, and continuing until such time as this Agreement is terminated under the provisions of Article XVIII.

     ARTICLE IX               EXCHANGE OF INFORMATION

     9.1 The Concessionaire and PTT shall at all times make available to each other all such information as may reasonably be required to enable each party to carry out its obligations under this Agreement and in particular (but without prejudice to the generality of the foregoing) will meet together approximately three (3) months before each new Contract Year to exchange and discuss written forecasts which indicate future programmes of operations and expectations for succeeding Years.

     9.2 The Concessionaire shall make available to PTT all basic data which assists in determining the Field Reserves whether or not notice of a redetermination of Field Reserves has been given in accordance with Clause 10.2. This basic data shall be supplied to PTT within thirty (30) days after the end of each quarter of the First Contract Year and each Contract Year.

     9.3 Recognizing that Sales Gas from more than one Natural Gas reservoir may, during the Contract Period, be delivered to PTT pursuant to this Agreement and also that the quality of the resultant Sales Gas so delivered, while supplied within the specifications of the Second Schedule, may vary depending on the reservoir from which it is produced, the Concessionaire agrees to attempt to give PTT not less than twelve (12) months notice of such variations in quality.

     9.4 All information made available under this Article shall be supplied at the expense of the party providing the same and shall not be disclosed to any person not in the service or employment or professionally retained by the party receiving the same or in the service or employment of the Government of Thailand and entitled to receive the same or required by law or in any arbitration or legal proceedings and any information disclosed hereunder shall be so disclosed only on condition that the recipient shall make no further disclosure thereof.

              Each recipient shall treat as confidential all data and information properly designated as confidential as long as the same does not become public knowledge and shall take or cause to be taken such precautions as are necessary to prevent disclosure thereof to others.

     ARTICLE X         DETERMINATION OF RESERVES

     10.1 Until such time as a new quantity is agreed, or determined as provided in this Article X, the Field Reserves shall be the quantity set forth in Article III.

     10.2 At any time or from time to time but not more frequently than every second year, unless mutually agreed, PTT or the Concessionaire may require a determination or redetermination of the Field Reserves.

     10.3 If the parties agree upon the result of such redetermination, the Field Reserves as so redetermined shall become effective for all purposes of this Agreement, as of October 1 for the Contract Year the request for redetermination is made, but if the parties do not so agree within ninety (90) Days of the notice requiring redetermination, either PTT or the Concessionaire may require that the redetermination be carried out by an expert appointed pursuant to Article XX, who shall be given access to all basic geological, geophysical, engineering and pertinent economic and price forecast data available to both the Concessionaire and PTT. The Field Reserves so determined by the expert shall become effective as of the first Day of the Month following completion date of such determination for all purposes of this Agreement.

              Provided that, if the Field Reserves are increased to the extent that additional platforms and facilities are essential to deliver the higher DCQ (and provide the associated Contractual Delivery Capacity) then the revised DCO shall become effective immediately after such platforms and facilities are commissioned or two (2) Years after the Field Reserves determination completion date, whichever is the earlier.

     10.4 In any redetermination the calculation of Field Reserves shall limit the allowable element of Probable Natural Gas to twenty
              (20) per cent of the total.

     ARTICLE XI         PRICE AND PRICE ADJUSTMENT

     11.1 Sales Gas delivered under this Agreement and in each Contract Year (or to be paid for whether delivered or not) shall be paid for in the manner and at the prices following.

     11.2 The Current Price shall be the Initial Base Price (P) as adjusted in accordance with this Article XI. The Initial Base Price shall be US$ 1.90 times 1 for each one million (1,000,000) BTU Gross Calorific Value.

     11.3 There shall be one (1) pricing period which shall be from the commencement of deliveries for the term of the Agreement.

     11.4 In the month of March or September which ever is immediately preceding the Run-In Period established under Clause 6.3 and in the months of March and September every year thereafter for the duration of this Agreement the Initial Base Price shall be adjusted in the following manner and the Current Price so obtained shall become effective on the first Day of April and first Day of October respectively immediately following and remain effective until the thirtieth Day of September and thirty-first Day of March respectively next following.

     11.5 There shall be a Normal Price and absolute Ceiling and Floor Prices and a Special Floor Price, each of which shall be calculated according to the following formulae:

         (i)      Ceiling Price (BAHT/MMBTU)

                  Ay = 0.82*((Fy*ly)/6.15)

         (ii)     Normal Price (BAHT/MMBTU)

                  By = P*((0.30*Wy/W)+ly/l((0.25*OMy/OM)+(0.3*Fy/F))+0.15)

         (iii)    Floor Price (BAHT/MMBTU)

                  Cy = 1.65*l*((0.25*Wy/W)+ly/l((0.20*OMy/OM)+(0.25*Fy/F))+0.30)

         (iv)     Special Floor Price (BAHT/MMBTU)

                  Dy = (Ay+Cy)/2

         Where,

         F = the arithmetic average of the figures published for each month of the six month period from October 1994 to March 1995 inclusive for the medium fuel oil 3.5% Sulfur. The agreed value is 15.65972.

         Fy = the arithmetic average of the figures last published for each month of the six month period ending in March and September respectively in which the prices have to be adjusted, in United States Dollars per barrel of medium fuel oil ex Singapore
              (3.5% Sulfur) from Shell Eastern Petroleum PTE Ltd., Esso Singapore PTE Ltd., Mobil Sales and Supply Corporation, Caltex Petroleum Corporation, BP Oil International and Singapore Petroleum Corporation PTE Ltd. as published in "Platts Oilgrarn Price Service".

         W = the arithmetic average of the figures published for each month of the six month period from October 1994 to March 1995 inclusive for the index of Wholesale Prices in Thailand based on 100 for the calendar year 1990 as published by the International Monetary Fund in "International Financial Statistics". The agreed value is 114.02160.

        Wy = the arithmetic average of the figures published as for W above in respect of the six month period ending in the March and September respectively in which the prices have to be adjusted.

         l = the exchange rate, which shall be the arithmetic average for the month of March 1995 of the daily Exchange Equalization Fund (EEF) Baht/US Dollar buying and EEF selling rates to commercial banks published by the Bank of Thailand and shall be calculated by first averaging the two daily rates and then the resultant averages for each day within the month. This rate is agreed to be 24.75826.

        ly = the exchange rate calculated as for l above for the calendar month in which the price adjustment is calculated.

        OM = the arithmetic average of the figures published for each month of the six month period from October 1994 to March 1995 inclusive for the Producer Price Index for Oil Field Machinery and Tools, Commodity Code No. 1191, based on 100 for the calendar year 1982 as published by the United States Department of Labor, Bureau of Labor Statistics. The agreed value is 112.13333.

       OMy = the arithmetic average of the figures published as for OM above in respect of the six month period ending in the March and September respectively in which the prices have to be adjusted.

     11.6     The Current Prices shall be
              (I) "By" if "Ay" is greater than "By" and "By" is greater than "Cy"
              (II) "Ay" if "By" is greater than "Ay" and "Ay" is greater than "Cy"
              (III) "Cy" if "Ay" is greater than "Cy" and "Cy" is greater than
                    "By"
              (IV)  "Dy" if "Cy" is greater than "Ay"

     11.7 The value of ly shall be calculated each Month. If the value so calculated differs by more than five (5) per cent from the value of ly last used in calculating the Current Price, then a new Current Price shall be calculated using this latest ly value and become effective the first value and become effective the first

              Day of the following Month, all other figures remaining unchanged except as provided in Clause 11.9.

     11.8 If in the opinion of either party any of the indices or set of statistics used in this Article at any time or from time to time are discontinued or are so changed in nature or become so out of date that it ceases to serve the original purpose for which it was intended by the parties, as evidenced by the context in which it was used in this Agreement, then the party may so notify the other and request that a replacement be found. The parties shall endeavour to agree to such replacement as is considered necessary.

              If within sixty (60) days of the notification the parties have failed to agree, then at the request of either party the matter shall be referred for resolution to an expert appointed in accordance with Article XX. The award of the expert shall be effective from the date of said notification.

     11.9 If for any reason, when it becomes necessary to calculate the Current Price, any of the components of the necessary data are not published or made available as required by this Article XI, then such calculation shall be provisionally made using the latest six (6) months published data and the final adjustment shall be made within thirty (30) days of all of the components of the necessary data being first published. Such final adjustments shall have retroactive effect.

              Provided that if, when calculating the value of "Fy" at least three (3) of the six (6) Company values are published, then the calculation made shall be binding and subsequent publication of the missing values shall not be taken into account.

     11.10 All figures in calculations performed under this Article shall at each stage in the calculation be rounded to five (5) decimal places by rounding off the sixth decimal place, a five (5) in the sixth decimal place being rounded upwards.

              The final figures used for the prices payable in accordance with this Article XI shall be rounded to four (4) decimal places by rounding off the fifth decimal place, a five (5) in the fifth decimal place being rounded upwards. All monies shall be to the nearest Thai Satang.

     11.11 PTT shall pay the Concessionaire (in the manner set forth in Article XII) for an amount of Sales Gas delivered in accordance with Article VI and in the following priority:

              (i) Firstly, for such volumes of gas to which the reduced prices under Article IV, V and XV apply at such reduced prices.

              (ii) Secondly, for the remaining balance of the Net ACO, at the Current Price.

                     Any Sales Gas additional to the Net ACO taken, where applicable, in the First Contract Year and in each Contract Year shall be paid for as follows:

              (iii) Firstly, such volumes of Sales Gas as PTT has paid for but not taken in Debit Years, and taken in accordance with Article VI shall be free of charge.

              (iv) Secondly, for the remaining balance, if any, of the volumes of gas to which a reduced price applies under either Article IV, V or XV at such reduced price.

              (v)    Thirdly, for the remaining balance at the Current Price.

     ARTICLE XII         BILLING AND PAYMENT

     12.1 On or before the tenth day of each month following the date of the first physical deliveries of Sales Gas hereunder, the Concessionaire shall render to PTT a statement showing for the preceding Month:

              (i) the quantity of Sales Gas properly notified by PTT for delivery on each Day and the amount of Sales Gas offered for delivery by the Concessionaire hereunder on each Day expressed in Cubic Feet and millions of BTU;

              (ii)    the DCQ in force on each Day;

              (iii) the quantity of Sales Gas actually taken by PTT each Day expressed in Cubic Feet and millions of BTU;

              (iv) the reduction (if any) in the ACQ to be made in respect of that Month pursuant to the provisions of Clause 6.7;

              (v) the Gross Calorific Value of the Sales Gas delivered in each Day expressed in BTU per Cubic Foot;

              (vi)    the sum due and owing to the Concessionaire under
                      Article XI for Sales Gas delivered during the Month and any prior Month showing the quantities at the different prices if applicable;

              (vii)   any sum due and owing to PTT; and

              (viii)  the net sum payable to the Concessionaire.

     12.2 On or before the thirty-first day of each October following the First Contract Year and each Contract Year, the Concessionaire shall render or cause to be rendered to PTT a statement showing:

              (i) the total quantity of Sales Gas delivered hereunder in the First Contract Year or the preceding Contract Year, as the case may be, expressed in Cubic Feet and BTUs and the price or prices applicable;

              (ii)    the Net ACO for such period;

              (iii)   the quantity (if any) of undelivered Sales Gas
                      (expressed in Cubic Feet and BTUs computed from the Average Gross Calorific Value of the Sales Gas delivered during that period) for which PTT must pay in accordance with Clause 6.8. In the event no Sales Gas was delivered in that period, the last Average Gross Calorific value determined for the last effective period shall be used;

              (iv) the quantity, (if any) of Sales Gas delivered which is free of charge to PTT in accordance with Clause 6.9;

              (v) the quantity (if any) of Carry Forward Gas earned during the period, the quantity (if any) of Carry Forward Gas taken during the period and the balance of Carry Forward Gas remaining at the end of the period;

              (vi)    the sum (if any) due to PTT in accordance with Clause
                      15.2; and

              (vii) the net sum or sums (if any) payable by one party to another in respect of such transactions.

     12.3 On or before the thirtieth day after each Month or the twentieth day following receipt of the statement for that Month, whichever is the later, PTT shall pay each of the companies defined as Concessionaire, that part of the net sum set forth in an invoice submitted by the Operator in accordance with Clause 12.1 (viii).

     12.4 On or before the thirtieth day of each November or the thirtieth day following the receipt of the statement in accordance with Clause 12.2 (whichever is the later) PTT or the Concessionaire (as the case may be) shall pay the net sum or sums (if any) referred to in Clause 12.2 (vii).

              Provided that, if by the thirtieth day of any November the Concessionaire shall not have rendered such statement, then PTT may itself prepare the same and render it to the Concessionaire.

     12.5 Where any sum is in dispute the undisputed portion shall promptly be paid and after settlement of the dispute any amount agreed or otherwise determined to be due shall be paid within fourteen (14) days after such agreement or determination with interest thereon in accordance with Clause 12.7.

     12.6 Payment under this Article shall be made in Thai Baht to the credit of each of the companies defined as Concessionaire or PTT (as the case may be) at such place in Bangkok as such company or PTT may request or at such other place as may be agreed.

     12.7 Should any party fail to make payment to another of any sum due hereunder, interest thereon shall accrue, at the London Inter Bank offered rate (LIBOR) for US dollars for one Month as published in the Financial Times of London, England, each day such payment is due plus one (1) per cent, except to the extent that the failure to make payment arose from an error on the part of the party to whom payment was due to be made.

     12.8 PTT and the Concessionaire shall have the right at reasonable hours to examine the books and other records of the other party relative to this Agreement to the extent necessary to verify the accuracy of any statement or computation made pursuant to any of the provisions of this Agreement,

              Provided that, for the purposes of this Agreement,

              (i) such books and other records need not be preserved longer than a period of four (4) years; and

              (ii) if any such examination reveals any inaccuracy in any billing therefore made, the necessary adjustment shall be made promptly.

     ARTICLE XIII       MEASUREMENTS

     13.1 Sales Gas delivered under this Agreement shall be measured in Cubic Feet and BTUs according to the procedure set out in the Third Schedule hereto.

              In the event that Sales Gas is delivered to more than one (1) Delivery Point concurrently, the BTU content and other characteristics of the total Sales Gas shall be computed by weighting the gas composition and throughput values at each Delivery Point and aggregating such data for total measurement.

     13.2 All measuring and testing equipment, housings, devices and materials shall, with all related equipment, appliances and buildings (herein called the "Concessionaire's Equipment") be procured, installed, maintained and operated by the Concessionaire at the Concessionaire's expense except as provided hereafter.

              PTT may, at its own expense, have procured and installed by the Concessionaire, and supervise operation of, check measuring and testing equipment which shall not interfere with the use of the Concessionaire's facilities including its measuring and testing equipment. The parties shall enter into an agreement to cover such procurement, installation and operation.

     13.3 The Concessionaire shall ensure that withdrawal for maintenance or adjustment of any individual component part of the Concessionaire's Equipment does not affect the delivery of Sales Gas.

     13.4 PTT shall have the right from time to time and at all times upon giving reasonable notice to the Concessionaire to inspect or cause to be inspected the Concessionaire's Equipment and other measurements or test data of the Concessionaire but the reading calibration and adjustment of the Concessionaire who shall preserve all original test data and other similar records for a period of four (4) years and shall make a copy thereof available to PTT at any time upon request,

              Provided that, PTT or its employees, agents or representatives may, with reasonable notice, enter upon any facilities owned or installed by the Concessionaire pursuant to this Article at the sole risk and cost of PTT,

              Provided further that, PTT shall afford to the Concessionaire the same rights of inspection and verification at the sole risk of the Concessionaire in respect of all check measuring and testing equipment installed at the Delivery Point by PTT in respect of the Sales Gas delivered hereunder.

     13.5 Each component of the measuring and testing equipment shall be adjusted to operate accurately within a limit prescribed by the manufacturer but which shall not in any case exceed a limit of two (2) per cent.

              The accuracy of the Concessionaire's Equipment shall be verified by the Concessionaire once in every month during the Contract Period or at such other frequency as may be agreed (and at other times if so required by either party) and the Concessionaire shall give to PTT sufficient previous notice of the date, time and nature of every verification to enable a representative of PTT to be present therat. The results of any verification shall be binding on both parties unless PTT shall within seven (7) days after such verification give notice to the Concessionaire that it disputes the accuracy of such verification.

              Verification shall be made at the expense of the Concessionaire but PTT shall bear the cost of the attendance of its representatives at any verification and shall bear the whole expense of any verification made at its request if the accuracy of the equipment concerned is found to be within the limits mentioned in this Clause 13.5.

     13.6 If at any time or from time to time during the continuance of this Agreement any component of the Concessionaire's Equipment is found to be out of service or registered outside the limits of accuracy agreed under Clause 13.5 the Concessionaire shall forthwith adjust it to read accurately within the limits mentioned in Clause 13.5 or (if that is not possible) replace it with a servicable component and (unless the Concessionaire and PTT shall otherwise agree) the following provisions shall apply with regard to earlier readings affected by the defective component.

              (i) no correction shall be made in respect to readings made during the period before the immediately preceding verification of the defective component;

              (ii) if the time at which the component became defective can be established the readings affected thereby shall be corrected with effect from that time in a manner provided by paragraphs (a)(b) and (c) of Clause (iii) of this Clause 13.6;

              (iii) if the time at which the component became defective cannot be established, then the time has elapsed since the immediately preceding verification shall be divided into two (2) equal parts and estimated readings shall be established in respect to the first such part by assuming that the defective component has operated accurately throughout such part and in respect of the second such part;

                      a) by using the readings recorded by any check measuring or testing equipment, if such equipment is registered accurately within the limits mentioned in Clause 13.5;

                             or if such equipment is not registered accurately or if no such equipment has been installed; or

                      b) by correcting the error, if the percentage of error is ascertainable to the satisfaction of both parties, by calibration test or mathematical calculation;

                             or it the percentage of error is not so
                             ascertainable, then

                      c) by estimating the quantity and/or quality of Sales Gas delivered by reference to deliveries under similar conditions when the defective component was registering accurately;

     13.7 The parties shall meet to discuss and to endeavour to settle any dispute which may arise with regard to the application of the provisions of this Article or the measurement of the quantity of Sales Gas delivered and if within thirty (30) days after the commencement of such meeting, or, if no such meeting takes place, within forty (40) days of one party notifying the other that a point of dispute exists, they shall have been unable to agree, the matter may be referred to an expert to be appointed in accordance with the provisions of Article XX.

     ARTICLE XIV        POINT OF DELIVERY, PROPERTY AND RISK

     14.1 Sales Gas to be delivered under the terms of this Agreement shall be delivered by the Concessionaire to PTT at the Delivery Point specified in the Fourth Schedule hereto.

     14.2 The property and risk in the Sales Gas tendered for delivery by the Concessionaire shall pass to PTT at the Delivery Point,

              Provided that, if any Sales Gas so tendered is deficient in quality but is, at the moment of its passage through the Delivery Point, not known by PTT to be so deficient, such Sales Gas shall for the purposes of this Agreement be deemed to have been delivered and the Concessionaire shall compensate PTT for any damages suffered by PTT and which PTT can properly claim in consequence of such deficiency up to an amount equal to the value of a quantity of Sales Gas ten (10) times the DCQ then in force at the Current Price.

     14.3 Immediately upon notification by PTT of the occurrence of a failure of pipeline facilities installed by PTT pursuant to
              Article VIII causing an escape of Sales Gas, the Concessionaire shall stop delivering Sales Gas and PTT shall not be required to pay for any Sales Gas passing the Delivery Point after such failure has been notified and prior to the failure being remedied, but PTT shall remain obligated in accordance with Clause 6.8.

     14.4 In the event of the Government of Thailand taking Royalty in kind under the Concession Agreement from the Development Area and directing that such Royalty Sales Gas be delivered to PTT, PTT shall, if the Government so requests, take delivery of such Sales Gas at the Delivery Point and the liability and risk of the Concessionaire shall cease at that point.

     ARTICLE XV        DEFAULT

     15.1 Except as otherwise provided in this Article XV and Clauses 4.2 and 5.2, each party shall be liable to the other in the event of such party's default or breach of an obligation hereunder only for actual costs, expenses and damages incurred by such other party as the direct result of such default or breach.

     15.2 Except as otherwise provided in this Article XV, PTT's sole remedy for the Concessionaire's failure to deliver Sales Gas, during any day, in quantities required by the provisions of this Agreement (such deficient quantity being referred to as "Shortfall") shall be the right to take an amount of Sales Gas equal to the Shortfall as part of the Net ACO at a price twenty-five (25) per cent below the Current Price at the time of the occurrence of the Shortfall. The Shortfall shall be cumulated at the end of the Month of its occurrence and Sales Gas to compensate for Shortfall ("Shortfall Gas") shall be taken from the first day of the next month.

              If for a period of not less than thirty (30) Days, in circumstances in which this Clause 15.2 applies, the Concessionaire does not make available Sales Gas and, as a result by the end of the First Contract Year or the Contract Year, as the case may be, PTT has not been able to exercise all or part of its right to require delivery of Shortfall Gas in respect of that period, then the Concessionaire shall pay to PTT, in accordance with Article XII, a sum in cash equal to the Shortfall not so delivered times twenty-five (25) per cent of the Current Price prevailing during the occurrence of the Shortfall.

              If any period of not less than thirty (30 ) Days, which the Concessionaire does not make available Sales Gas as mentioned above, occurs over two accounting years then the sum to be paid shall not become due before the end of the second of such years.

     15.3 The Concessionaire, as a Reasonable and Prudent Operator, shall incur no liability to PTT for failure to deliver Sales Gas in quantities required by this Agreement if such failure was in any way caused, in whole or in part, by an event where:

              (i) the Concessionaire has been prevented by Force Majeure as defined in Article XVI, or

              (ii) subject to PTT's rights under Clause 4.2 and 5.2, PTT failed to take Sales Gas properly tendered in accordance with this Agreement.

     15.4 Subject to the provisions of this Agreement and in particular Clauses 6.9 and 18.4, PTT's liability to the Concessionaire, for failure in its obligation to accept delivery of Sales Gas hereunder, shall be limited to the payment to the Concessionaire for Sales Gas not taken, at the price provided in this Agreement.

     15.5 In no event shall either the Concessionaire or PTT be liable to the other for indirect or special damages of any kind nor shall either be liable to the other for damages asserted or claimed to have suffered by any third party not a party to this Agreement.

     15.6 For the avoidance of doubt, the parties agree that if the Concessionaire's default under the provisions of this Agreement is limited to Shortfall, then PTT's remedy is pursuant to Clause
              15.2 and not 15.1.

     15.7 If the ACQ as the result of any determination or redetermination of the Field Reserves drops below thirty one billion Cubic Feet, the Concessionaire shall pay PTT a sum of money equivalent to the capital cost of the Facilities installed by PTT for the service of this agreement times zero decimal one nine nine two (0.1992) multiplied by the amount the ACQ is less than thirty one (31) billion Cubic Feet divided by thirty one (31) billion Cubic Feet.

     ARTICLE XVI       FORCE MAJEURE

     16.1 In this Agreement "Force Majeure" shall denote any event the happening which could not be prevented even though a person against whom it happened or threatened to happen were to take such appropriate care as might be expected of a Reasonable and Prudent Operator. Force Majeure shall not include a failure to give a notice or to pay money due under the Agreement.

     16.2 Events which may, subject to Clause 16.1, be considered Force Majeure events shall include but not be limited to acts of government, strikes, lock-outs, acts of public enemy, wars whether declared or undeclared, blockades, insurrection, riots, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, civil disturbances, explosions, breakage or accident to machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failure of wells, inability to obtain necessary materials or supplies due to changes in laws and regulations, material changes in the obligations of the Concessionaire under the Concession Agreement imposed unilaterally by the Government of Thailand, inability of PTT to accept delivery of Sales Gas by reason of inability of any power generation or industrial customer of PTT to take Sales Gas which it or they would have taken if such inability is caused by a happening which would have constituted Force Majeure in accordance with Clause 16.1 as if the customer concerned had been a party to this Agreement;

              Provided that PTT shall have no right to Force Majeure relief hereunder by reason of the inability of any power generation or industrial customer to take Sales Gas unless PTT shall pro-rate the amount from which it requires relief among all of its relevant suppliers. The deemed amount of Sales Gas which would have been delivered to the customer concerned shall be calculated by reference to the average delivery to that customer over the immediately preceding thirty (30) Days and PTT supply pattern by the average take of Sales Gas over the same thirty
              (30) Days.

     16.3     A party claiming relief on account of Force Majeure shall:

              (i) as soon as practicable give notice to the other party of the happening said to constitute Force Majeure, such notice to include full information about the circumstances and a statement of the steps and time believed necessary to remedy the failure but neither party shall be obliged to settle or prevent any strike or other industrial action except on terms which, in its sole judgement, are acceptable to it.

              (ii) proceed as a Reasonable and Prudent Operator at its own expense to remedy the failure as rapidly as possible.

     16.4 A party failing to fulfil its obligations (other than the obligations to give notice or to pay money excepted under Clause 16.1) by reason of Force Majeure and fulfilling the requirements of Clause 16.3 shall be relieved of liability as follows:

              (i) in case of the Concessionaire, to the extent that Force Majeure has prevented it from fulfilling its obligations under this Agreement and in particular delivering Sales Gas that it should have delivered.

              (ii) in the case of PTT to the extent that Force Majeure has prevented it from fulfilling its obligations under this Agreement and in particular accepting Sales Gas which it should have accepted or from disposing of the same.

     ARTICLE XVII          PERIOD OF CONTRACT

     This Agreement shall come into force on the Effective Date and shall so continue in force until terminated as provided in Article XVIII. Right and obligations accrued to and incurred by each party prior to termination of this Agreement shall survive such termination.

     ARTICLE XVIII          TERMINATION

     18.1     This Agreement shall terminate

              (i) upon termination of the petroleum production periods as provided in the Concession Agreement and Petroleum Act BE 2514 (1971), as amended, and Ministerial Regulations promulgated pursuant thereto, or

              (ii) when there are no Field Reserves remaining in the Reservoir, or

              (iii) after a period of thirty (30) years from the Contractual Delivery Date, such period to be extended by each event of Force Majeure which is of not less than thirty (30) Days duration, whichever shall first occur.

     18.2 The Concessionaire shall in good faith endeavour to give to PTT not less than two (2) years notice of the date upon which an event set forth in Clause 18.1 (ii) is expected to occur, but this Agreement shall terminate when such event occurs whether before or after the date notified by the Concessionaire.


     18.3 If this Agreement terminates then the Concessionaire shall reimburse PTT the net amount which PTT has paid for Sales Gas pursuant to Clause 6.8 but not taken pursuant to Clause 6.9. Reimbursement shall be made within thirty (30) days of termination and all other amounts due from one party to the other shall be settled within sixty (60) days after termination, after which interest shall be paid in accordance with Clause 12.7 until payment is made.

              The Concessionaire shall have the right to substitute for such payment, quantities of natural gas delivered from outside the G.S.A. area and delivered at the Delivery Point or some other point of delivery acceptable to PTT. The natural gas substituted shall be supplied in accordance with the terms and conditions of this Agreement, the duration of which shall be extended as necessary for this purpose.

              Detailed arrangements for the substitution shall be submitted by the Concessionaire together with the notice given in accordance with Clause 18.2. If within ninety (90) days the parties have failed to agree the detailed arrangements, either party may refer the matter for arbitration in accordance with Article XXI.

     18.4 If at any time after the Concessionaire has served a notice of a decrease in DCQ in accordance with Clause 6.11 the pipeline connecting the Delivery Point with the market, or any other part of PTT's facilities necessary for the transmission, compression treatment, or distribution of the Sales Gas which is the subject of this Agreement, is damaged by a happening beyond the control PTT acting in accordance with the standards of a Reasonable and Prudent Operator and it would be necessary for PTT to incur additional expenditure to repair the damage in excess of that which a Reasonable and Prudent Operator would make, then PTT may, by written notice given to the Concessionaire, reduce the DCQ or terminate this Agreement, as appropriate to the extent of the damage, with immediate effect and if this Agreement is so terminated then PTT and the Concessionaire shall be excused from all obligations thereafter.

              If within sixty (60) days following the receipt of a notice given by PTT in accordance with this Clause 18.4, the Concessionaire informs PTT that the Concessionaire considers that a Reasonable and Prudent Operator would make such additional expenditure and the parties are unable to agree, then either party may require the matter to be submitted to an expert to be appointed in accordance with the provisions of Article XX and the expert shall be given access to all material data.

     18.5 In the event the Concessionaire should cease to deliver Sales Gas from the GSA Area, then in the event the Concessionaire has not delivered at least five hundred (500) billion Cubic Feet of Sales Gas pursuant to this Agreement, the Concessionaire shall pay PTT a sum of money equivalent to the "undelivered quantity" in billion Cubic Feet, divided by five hundred (500) billion Cubic Feet times the capital cost of the Facilities installed by PTT for the service of this agreement times one decimal one to the "n"th power (1.10 x n) where n is the number of Calendar years which the Concessionaire has delivered Sales Gas to PTT. The "undelivered quantity" being five hundred (500) billion Cubic Feet less actual deliveries.

     18.6 Notwithstanding any other provision of this Agreement, this Agreement shall terminate if the Concession Agreement is terminated in a manner beyond the control of the Concessionaire. In the event of such termination and subject to the provisions of Clause 18.6, each party shall be relieved of all liability hereunder.

     18.7 Termination in any circumstances shall not relieve any party of an obligation to pay amounts due and payable to another at the time of termination.

     18.8 If any provision of part of this Agreement is void, then this Agreement as a whole shall not be affected thereby and if practicable the remainder of the provisions hereof shall remain valid and enforceable, provided, however, that if such void provision is considered as essential by any Party, the Parties shall meet and endeavour in good faith to set out a legal replacement provision.

     ARTICLE XIX             ASSIGNMENT



     19.1 No party shall be entitled without the consent in writing of the other (which consent shall not be unreasonably withheld) to assign any of its rights or obligations created by this Agreement, except assignment of the rights and/or obligations hereunder as security for obtaining financial facilities needed to put the Concession Area into operation and production. production.

     ARTICLE XX        EXPERTS

     20.1 Whenever in this Agreement it is provided that any person is to be appointed an expert or any matter is to be referred to an expert or the parties agree that a point of difference between them shall be resolved by an expert the provisions of this
              Article XX shall apply.

     20.2 Other than in the appointment of an expert to redetermine Field Reserves pursuant to Article X, the procedure for the appointment of an expert shall be the following:

              (i) The party wishing the appointment of an expert to be made shall give notice in writing to that effect to the other and in such notice shall give details of the matter which it is proposed shall be resolved by the expert.

              (ii) The parties shall meet in an endeavour to agree upon a single expert to whom the matter in dispute shall be referred for determination.

              (iii) If within twenty-one (21) days from the service of the said notice the parties have failed to agree upon an expert then the matter shall forthwith be referred by the party wishing the appointment to be made to the President of the International Gas Union who shall be requested to make the appointment of the said expert within thirty
                     (30) days and may in so doing take such independent advice as he thinks fit.

              (iv) Upon an expert being agreed or selected under the foregoing provisions of this Article the parties shall forthwith notify such expert of his selection and shall request him to state within fourteen(l4) days whether or not he is willing and able to accept the appointment.

              (v) If such expert shall be either unwilling or unable to accept such appointment or shall not have accepted such appointment within the said fourteen (14) days then unless the parties are able to agree on the appointmet of another expert who is willing and able to act, the matter shall again be referred to the President of the International Gas Union who shall be requested to make a further appointment and the procedures shall be repeated until an expert is found who accepts the appointment.

     20.3 For the appointment of an expert to redetermine Field Reserves pursuant to Article X, the procedure for the appointment of an expert shall be the following.

              (i) The party wishing the appointment of an expert to be made shall give notice in writing to that effect to the other party and in such notice shall give details of the matter which it is proposed shall be resolved by the expert.

              (ii) The Concessionaire shall within fifteen (15) days of the giving by it or the receipt by it of such notice, submit to PTT the names of five (5) companies, (at least two (2) of which must be registered outside of the United States or Thailand and must not be a subsidiary of an US or Thai company), each of which in the opinion of the Concessionaire has the capacity and integrity to act as an independent expert.

              (iii) The parties jointly shall within fifteen (15) days request written confirmation within thirty (30) days from each such expert that the expert is willing to accept the determination assignment.

              (iv) If less than three (3) of the experts furnish their written confirmation as provided above, the Concessionaire, maintaining the requirements of Clause 20.3 (ii), shall add within a further fifteen (15) days a number of experts to the remaining list to increase the number of three (3) or more experts on the list who are willing to accept the assignment.

              (v) From the list determined as above by the Concessionaire, PTT will select one (1) within seven (7) Days. This expert shall be given the determination assignment.

     20.4     Once the expert has accepted his appointment pursuant to Clause
              20.2 (v) or has been selected pursuant to Clause 20.3 (v) a notice shall be sent within five (5) days of such date to appoint an expert by either party (with copy of such appointment to the other party) or both parties and shall instruct the expert that the appointment is made on behalf of both parties and will set forth the points of difference to be resolved and will fairly represent the position of each.

     20.5 Not later than thirty (30) days after the acceptance by an expert of his appointment each partly shall submit to the expert and to the other party all data, information and other submissions which each party considers relevant to the matter for which the expert has been appointed. Within fifteen (1 5) days after the said thirty (30) day period each party may rebut the data, information and submission of the other party. The expert shall make his decision on such data, information and submissions and shall ignore data, information and submissions made after such forty-five (45) days unless the same are furnished in response to a specific request from him. The expert may examine physical evidence onsite provided both parties are accorded the opportunity to attend and participate in such examination.

     20.6 Within a reasonable period, which shall not in the case of a determination under Article X exceed one hundred and eighty (180) days after his appointment, or in any other case ninety (90) days after his appointment, the expert shall render a decision. If the expert does not so decide the matter within such time or within such extensions of time agreed upon by the parties hereto, the matter shall, at the request of either party, be referred to a new expert who shall be appointed under the provisions of this
              Article XX and upon the acceptance of appointment by such new expert the appointment of the previous expert shall cease,

              Provided that if the previous expert shall have rendered a decision prior to the date upon which the new expert accepts his appointment then such decision shall be binding upon the parties and the instructions to the new expert shall be withdrawn.

     20.7 The report of the expert shall be in writing and shall set forth his decision and reasons therefore.

     20.8     No person shall be appointed to act as the expert under this
              Article XX:

              (i) unless he shall be qualified by education, experience and training to determine the matter in dispute.

              (ii) who at the time of appointment is an employee of or engaged by either party.

     20.9 The decision of the expert shall be final and binding upon the parties on the matter under determination and may be entered thereon by any court of competent jurisdiction (provided that if a court in Thailand is selected by either party, it shall be the Civil Court of Bangkok) save in the event of:

              (i)     fraud;

              (ii) an evident material miscalculation of figures or an evident material mistake in the description of any person, thing or property referred to in the award;

              (iii) failure of expert to disclose any relevant interest likely to give rise to justifiable doubts as to his impartiality or independence;

              (iv) where an expert has awarded upon a matter not submitted to him, unless it is a matter not affecting the merits of the decision upon the matter submitted.


              Each party shall continue fully to perform all of its obligations under this Agreement during the pendency of the determination.

     20.10 Each party shall bear the costs and expenses of all counsel, witnesses and employees retained by it but the cost and expenses of the expert shall be apportioned equally between the Concessionaire and PTT.

     ARTICLE XXI               ARBITRATION

     21.1 Any and all disputes, controversies or claims between the parties arising out of or relating to this Agreement or the performance, breach, termination or invalidity thereof which are not by this Agreement referred for determination to an expert appointed in accordance with the provisions of Article XX shall be finally settled under the Arbitration Rules of the Arbitration Institute of the Thai Ministry of Justice.

     21.2 Within sixty (60) Days of a party having given notice of a dispute, controversy or claim to the other party, the parties shall appoint an arbitrator, and thereafter the arbitrators so appointed shall within sixty (60) days appoint a third arbitrator who shall act as chairman of the arbitrators.

     21.3 If any party including the arbitrators appointed in accordance with Clause 21.2 fails to nominate an arbitrator within the time specified in Clause 21.2, the Chief Justice of the Supreme Court of Thailand shall be requested to appoint such arbitrator.

     21.4     The language of any arbitration shall be English.

     21.5 The parties agree that the arbitration proceedings and any findings by and awards rendered by the arbitrators appointed shall be kept confidential for the term of the Agreement.

     21.6 The place of arbitration shall ordinarily be Bangkok but, if any one of the parties so requests, shall take place at such other place as may be agreed by the parties.

     21.7 In rendering an award, the arbitrators shall take account of the law of the Kingdom of Thailand and of practice and usage in the international oil and gas industry.

     21.8 The arbitral award shall be final and binding on both parties on the matter under arbitration, and judgement thereon may be entered in any court of competent jurisdiction (provided that if a court in Thailand is selected by either party, it shall be the Civil Court of Bangkok) save in the event of:

              (i)      Fraud;

              (ii) An evident material miscalculation of figures or an evident material mistake in the description of any person, thing or property referred to in the award;

              (iii) Failure of any arbitrator to disclose any relevant interest likely to give rise to justifiable doubts as to his impartiality or independence;

              (iv) Where the arbitrators have awarded upon a matter not submitted to them, unless it is a matter not affecting the merits of the decision upon the matter submitted.

              In which case the matter shall be resolved using the Arbitration Rules noted above.

              Each party shall continue fully to perform all of its obligations under this Agreement during the pendency of the determination.

     ARTICLE XXII              APPLICABLE LAW

     This Agreement shall be construed and interpreted in accordance with and governed by the law of Thailand.

     ARTICLE XXIII      SUCCESSORS AND ASSIGNS

     This Agreement shall bind and enure to the benefit of the companies defined as the Concessionaire and PTT and their respective successors and permitted assigns.

     ARTICLE XXIV      CONCESSIONAIRE'S REPRESENTATIVE

     24.1 The Operator appointed from time to time by the Concessionaire shall be the authorized representative of the Concessionaire for the provision of information and data, for the giving and receiving of all notices and invoices to and from PTT and for all other purposes of this Agreement other than the receiving from PTT payments in accordance with Article XII, and PTT shall be fully protected in acting in reliance upon anything done or performed or agreement made by the Operator as though the Concessionaire had done or performed the same.

     24.2 The original Operator appointed by the Concessionaire under this agreement is Thaipo Limited.

              In the case of appointment of a new Operator, the Concessionaire shall so notify PTT at least fifteen (15) days before such appointment becomes effective.

     ARTICLE XXV       NOTICES

     25.1 Whether or not so stipulated herein, all notices, communications and statements (hereinafter called "notices") required or permitted hereunder shall be in writing. Notices may be served.

              (i) by hand delivering them to, and receiving a receipt from, the party on whom they are to be served at that party's address hereinafter given and received, provided that such delivery shall be during normal business hours. Such notices shall be deemed received by the addresses when actually delivered as aforesaid; or

             (ii) by telex when given (or by any other like method by which a written and recorded message may be sent) directed to the party on whom they are to be served at that party's address hereinafter given. Notices so served shall be deemed received by the addresses thereof;

                      (a) when actually received by them within the normal working hours of a business day; or, if not so received

                      (b) at the commencement of the next ensuing business day following transmission thereof provided, however, that an answer back has been received; or

             (iii) by mailing them first class registered post, to the party on whom they are to be served. Notices so served shall be deemed received by the addressees when a signed receipt has been given.

     25.2 The initial address for service of notice hereunder of each of the respective parties shall be as follows:

              In the case of PTT:

              555 Vibhavadi-Rangsit Road
              Bangkok 10900 Thailand
              Telex:   72054 PTT TH

              In the case of the Concessionaire:

              Thaipo Limited
              19th Floor, B.B. Building
              54 Asoke Road, Sukhumvit 21
              Bangkok 10110, Thailand
              Fax No.: (66-2) 260-7150
              Tel No.: (66-2) 260-7151

     25.3 Each party will promptly inform the other in writing of any change.

     25.4 For information purposes only, and without limiting in any way the scope of Article XXIV, the initial nominated addresses of each of the companies defined as Concessionaire shall be:

              The Sophonpanich Co., Ltd.
              61 Soi Watana, Nineteen,
              Sukhumvit Road, Bangkok 10110
              Thailand
              Fax No.: (66-2) 236-8988
              Tel No.: (66-2) 230-1881

              Thai Romo Limited
              19th Floor, B.B. Building
              54 Asoke Road, Sukhumvit 21
              Bangkok 10110, Thailand
              Fax No.: (66-2) 260-7274
              Tel No.: (66-2) 260-7242

              Each such company shall promptly inform the other and Thaipo Limited, and PTT in writing, of any change.

     ARTICLE XXVI       WAIVER

     No waiver by either party of any default or defaults by the other in the performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any other or further default whether of a like or different character.

     ARTICLE XXVII      MARGINAL HEADINGS

     The marginal headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

     ARTICLE XXVIII      ROYALTY IN KIND

     The Concessionaire shall pay royalty for any Sales Gas sold under this Agreement as set out in Clauses 10 (2) (a) and (b) of the Concession Agreement. If the Government of Thailand elects to take royalty gas in kind, the Concessionaire's obligation to deliver Sales Gas shall be reduced accordingly and in particular the DCQ shall be reduced by that percentage of Sales Gas produced from the Concession Area which is so taken by the Government.

     ARTICLE XXIX      ATTACHMENTS

     There are attached to this Agreement five (5) Schedules numbered from the First to the Fifth and such Schedules are hereby made part of this Agreement for all the purposes thereof.

     In the event that any provision set forth in any of the five (5) Schedules attached hereto conflict with the provisions set forth in this Agreement, the provisions of this Agreement shall prevail.

     ARTICLE XXX              RELATIONSHIP

     It is expressly agreed that it is not the purpose or intention of this Agreement to create, nor is the same to be construed as creating, any form of legal partnership between companies defined as the Concessionaire.

     ARTICLE XXXI       ENTIRE CONTRACT

     This Agreement and the terms hereof shall constitute the entire agreement between the parties hereto with respect to all matters herein and its execution has not been induced by nor do either of the parties rely upon or regard as material any representations or writings whatsoever not incorporated herein. This Agreement may be modified or supplemented only by amendment in writing executed on behalf of the parties hereto.

IN WITNESS WHEREOF each party hereto has caused this Agreement to be executed by its duly authorised representative as of the date first written above.



THAIPO LIMITED                          PETROLEUM AUTHORITY OF THAILAND

Radford Phillip Laney                   Pala Sookawesh
- ------------------------------------    ---------------------------------------
Mr. Radford Phillip Laney               Mr. Pala Sookawesh
President and Managing Director         Governor


- ------------------------------------    ---------------------------------------
Steven R. Samuel, Witness               [Illegible], Witness



THAI ROMO LIMITED

Patrick R. Rutherord
- ------------------------------------
Mr. Patrick R. Rutherford
Chairman of the Board
Rutherford/Moran Oil Corporation


- ------------------------------------
Ronald B. Manning, Witness



THE SOPHONPANICH CO., LTD.

Mr. Chote Sophonpanich
- ------------------------------------
Chote Sophonpanich
Director


- ------------------------------------
[Illegible], Witness

                             FIRST SCHEDULE PART I
                              THE CONCESSION AREA



                 North Latitude                              East Longitude
            ------------------------                    ------------------------
            (Degree/ Minute/ Second)                    (Degree/ Minute/ Second)
Point No.
    1         11       0        0                         100     45       0

    2         11       0        0                         101     13      15

    3         10      59        0                         101     13       0

    4         10      16       50                         101     29       0

    5         10       9        0                         101     30       0

    6         10       9        0                         101     27       0

    7         10       0        0                         101     28      20

    8         10       0        0                         101     19       0

    9          9      50        0                         101     19       0

   10          9      50        0                         101     16       0

   11          9      42        0                         101     16       0

   12          9      42        0                         101     10       0

   13          9      48        0                         101     10       0

   14          9      48        0                         101      8       0

   15          9      52        0                         101      8       0

   16          9      52        0                         101      6       0

   17          9      40        0                         101      6       0

   18          9      40        0                         101     16       0

   19          9      33        0                         101     16       0

   20          9      33        0                         101     15       0

   21          9      31        0                         101     15       0

   22          9      31        0                         101     10       0

   23          9      32        0                         101     10       0

   24          9      32        0                         101      9       0

   25          9      34        0                         101      9       0

   26          9      34        0                         101      7       0

   27          9      30        0                         101      7       0

   28          9      30        0                         100     45       0


                             FIRST SCHEDULE PART II
                                   G.S.A AREA


POINT            LATITUDE                           LONGTITUDE
CODE       DEG     MINS     SEC               DEG      MINS     SEC
- ----       ---     ----     ---               ---      ----     ---
 A         10       18     00.00"N            101       24     00.0"E
 B         10       18     00.00"N     Intersecting with the Declared Cambodian
                                              Continental Shelf (1972)

 C         10       16     50.00"N            101       29     30.0"E
 D         10       09     00.00"N            101       30     00.0"E
 E         10       09     00.00"N            101       27     00.0"E
 F         10       00     00.00"N            101       28     20.0"E
 G         10       00     00.00"N            101       24     00.0"E

                           FIRST SCHEDULE PART III

                           MAP OF CONCESSION AREA



                                   [GRAPH]

                                                                               .
                                SECOND SCHEDULE
                             QUALITY SPECIFICATIONS



     Sales Gas delivered under this Agreement shall at the Delivery Point.

     1. GENERAL : be commercially free from materials and dusts or other solid matter, liquid matter, waxes, gums and gumforming constituents which might cause injury to or interference with proper operations of the lines, meters, regulators or other appliances through which Sales Gas flows. The Sellers shall furnish, install, maintain and operate such filters, separators and other devices as are necessary to comply with this specification.

     2. WATER CONTENT : contain not more than seven (7) pounds of water vapor per one million (1,000,000) Cubic Feet of Sales Gas.

     3. SULPHUR : contain not more than seventy five(75) parts per million (ppm) by weight of total sulphur in the Sales Gas.

     4. HYDROGEN SULPHIDE : contain not more than fifty (50) parts per million (ppm) by weight of hydrogen sulphide in the Sales Gas.

     5. CARBON DIOXIDE : contain not more than seventeen (17) mole per cent of carbon dioxide.

     6. OXYGEN : contain not more than zero decimal one (0.1) mole percent of oxygen.

     7.     MERCURY: NIL

     8. HEATING VALUE : have a Gross Calorific Value not less than nine hundred and fifty (950) BTU per Cubic Foot and not more than one thousand one hundred and fifty (1,150) BTU per Cubic Foot.

     9.     TEMPERATURE : have a temperature which is not less than sixty
            (60) degrees Fahrenheit and not more than one hundred and twenty
            (120) degrees Fahrenheit.



     Suitable standard test methods and measuring instruments of standard manufacture acceptable to both parties, together with procedures for checking and/or verification of the instruments, shall be agreed between the parties or be determined by an expert.

                                 THIRD SCHEDULE
                       MEASUREMENT OF SALES GAS DELIVERED

     1.       METERING

              The Sales Gas delivered under this Agreement shall be measured with meters constructed and installed, and whose computations of volume are made, in accordance with the provisions of Gas Measurement Committee Report No. 3 of the American Gas Association (AGA) as reprinted and revised September, 1985, with any subsequent amendments or revisions which may be mutually acceptable to both parties.

     2.       ADJUSTMENT FOR SUPERCOMPRESSIBILITY

              Adjustment for the effect of supercompressibility shall be made according to the provisions of AGA Report No. 3 for the average conditions of pressure, flowing temperature and specific gravity at which the Sales Gas was measured during the period under consideration and with the proportionate values of all components including carbon dioxide and nitrogen, in the gas delivered included in the computation of the applicable supercompressibility factors. The Concessionaire agrees to exercise due diligence in measuring the initial fraction values of carbon dioxide, nitrogen, and all other components and to measure subsequent values of all components as may be required and agreed by the parties. Unless another method is agreed by the parties, supercompressibility factors shall be calculated in accordance with Clause 5.6.1 in the Transmission Measurement Committee Report No. 8, "Compressibility and Supercompressibility of Natural Gas and Other Hydrocarbon Gases", December 1985 of the AGA.

     3.       TEMPERATURE

              The temperature of the Sales Gas shall be determined by a recording thermometer so installed that it will record the temperature of such gas flowing through the meters. The recording thermometer shall be installed and maintained by the Concessionaire in accordance with the specifications set forth in said AGA Gas Measurement Committee Report No. 3. The arithmetical average of readings each day shall be deemed the Sales Gas temperature and used in computing the volume of gas metered during such day.

     4.       SPECIFIC GRAVITY

              The Specific Gravity of the Sales Gas being metered shall be calculated in accordance with the provisions of the said AGA Measurement Committee Report No. 3.

              Tests to determine the Specific Gravity of the Sales Gas being metered shall be made in accordance with American Society for Testing and Materials (ASTM) Standard D 1070-73 "Standard Methods for Specific Gravity of Gaseous Fuels", or any subsequent revision thereof acceptable to both parties.

              the Specific Gravity of the Sales Gas shall be determined from samples taken with a continuous gas sampler. Samples will be taken at reasonable intervals by the Concessionaire who also agrees to take additional samples if requested to do so by PTT.

              In lieu of continuous sampling the parties may agree to spot sampling which shall be representative of the Sales Gas delivered at the time such samples are taken.

              The Specific Gravity so determined by any calculation shall apply to the Sales Gas metered from the commencement date of the sample used for compositional analysis until the next sample is taken for analysis.

     5.       HEATING VALUE DETERMINATION

              The Gross Calorific Value of the Sales Gas in BTUs per Cubic Foot shall be determined from samples taken with a continuous sampler.

              Tests to determine the calorific value of Sales Gas delivered may be made utilizing a recording calorimeter operated and maintained in accordance with ASTM Standard D-182677 "Calorific Value of Gases in Natural Gas Range by Continuous Recording Calorimeter", or any subsequent revision thereof acceptable to the parties.

              If gas chromatograph measurements are taken, calculations of Gross Calorific Value shall be made utilizing the method set forth in AGA Measurement Committee Report No. 3.

              The Gross Calorific Value determined by any test shall apply to the Sales Gas metered from the commencement date of the sample until the next sample is taken for test.

              In lieu of continuous sampling, the parties may agree to spot sampling which shall be representative of the Sales Gas delivered at the time such samples are taken.

     6. Notwithstanding anything contained herein the measurement of Sales Gas delivered may be carried out by alternative methods if the parties hereto agree.

                                FOURTH SCHEDULE
                                 DELIVERY POINT



     The Delivery Point shall be the flange located on the pipeline end manifold (PLEM), or other agreed point, connecting the Concessionaire's Floating Petroleum Storage and Offloading System (FPSO) to PTT's Facilities for the reception and transmission of the Sales Gas which is the subject of this Agreement. Delivery Point is to be agreed in detail but in principle is based on a single Delivery Point.

     Concessionaire shall advise PTT of the location of the Delivery Point as soon as possible but not later than 120 days after the effective date of this Agreement.

     If an additional period is required beyond the 120 day period to conform an acceptable location and if the completion of PTT's pipeline and related facilities will be delayed as a result then, the First Contractual Delivery Date may, by notice from PTT to Concessionaire given within fifteen days after notification of the location, be extended by a period of time to be expressed in PTT's notice but not exceeding such additional period beyond the aforesaid 120 day period.

     Concessionaire shall consult with PTT regarding any such change.

                                 FIFTH SCHEDULE



                               PARENTAL GUARANTEE



                                October 25, 1995



TO PETROLEUM AUTHORITY OF THAILAND

Dear Sirs:

In consideration of your entering into an Agreement with Thaipo Limited and others for the purchase from them of natural gas on the terms and conditions therein mentioned, we, Pogo Producing Company, guarantee the due performance by Thaipo Limited of all its obligations under the said Agreement.



Yours faithfully,

Pogo Producing Company


By:  /s/  RADFORD PHILLIP LANEY
    -----------------------------
          Radford Phillip Laney
          Vice President

                             PARENTAL GUARANTEE



                              October 25, 1995



TO PETROLEUM AUTHORITY OF THAILAND


Dear Sirs:

In consideration of your entering into an Agreement with Thai Romo Limited and others for the purchase from them of natural gas on the terms and conditions therein mentioned, we, Rutherford/Moran Oil Corporation guarantee the due performance by Thai Romo Limited of all its obligations under the said Agreement.



Yours faithfully,

Rutherford/Moran Oil Corporation


     /s/  MICHAEL D. McCOY
    ------------------------------
by:       Michael D. McCoy                                       [SEAL]
          Vice President